UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

IronNet, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

46323Q105

(CUSIP Number)

Keith B. Alexander

c/o IronNet, Inc.

7900 Tysons One Place, Suite 400

McLean, VA   22102

443-300-6761

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Keith B. Alexander
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,370,495
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,370,495
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,370,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

This percentage is calculated based upon 84,423,567 shares outstanding as of August 26, 2021 following consummation of the Business Combination (as defined below), as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2021.

Item 1. Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of IronNet, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 7900 Tysons One Place, Suite 400, McLean, VA 22102.

Item 2. Identity and Background

(a)	Keith B. Alexander

(b)	The business address of the Reporting Person is c/o IronNet, Inc., 7900 Tysons One Place, Suite 400, McLean, VA 22102.

(c)	The Reporting Person is Co-Chief Executive Officer, President and Chairman of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 11,370,495 shares (the “Merger Shares”) pursuant to the Agreement and Plan of Reorganization and Merger, dated as of March 15, 2021, as amended by Amendment No. 1 to Agreement and Plan of Reorganization and Merger, dated as of August 6, 2021 (as amended, the “Merger Agreement”), by and among LGL Systems Acquisition Corp. (“LGL”), LGL Systems Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of LGL, and IronNet Cybersecurity, Inc. (“Legacy IronNet”), a Delaware corporation (the “Business Combination”). Following the consummation of the Business Combination on August 26, 2021 (the “Closing Date”), LGL changed its name to IronNet, Inc.

In addition, in accordance with the Merger Agreement, the Reporting Person may also receive, as additional merger consideration, 160,154 shares of the Issuer’s Common Stock if the volume weighted average share price of the Issuer’s Common Stock equals or exceeds $13.00 for ten consecutive days during the two year period following the Closing Date. The Reporting Person’s right to receive the additional shares became fixed and irrevocable on the Closing Date.

Item 4. Purpose of Transaction

The Reporting Person has acquired, and holds, the shares of Common Stock reported herein for investment purposes. The Reporting Person may acquire additional securities of the Issuer, depending on market indicators and the business performance of the Issuer, but does not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Person or his ability to influence control of the Issuer.

Other than as described above, and except that the Reporting Person may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act as of the date of this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(i)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	any material change in the present capitalization or dividend policy of the Issuer;

(vi)

any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(viii)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns 11,370,495 shares of Common Stock of the Issuer, which represents 13.5% of the Issuer’s Common Stock outstanding as of August 26, 2021, based on 84,423,567 shares outstanding as of August 26, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 1, 2021. In addition, in accordance with the Merger Agreement, the Reporting Person may also receive, as additional merger consideration, 160,154 shares of the Issuer’s Common Stock if the volume weighted average share price of the Issuer’s Common Stock equals or exceeds $13.00 for ten consecutive days during the two year period following the Closing Date. The Reporting Person’s right to receive the additional shares became fixed and irrevocable on the Closing Date.

(b)	The Reporting Person has the sole power to vote or to direct the vote, to dispose or to direct the disposition of all of the 11,370,495 shares of Common Stock of the Issuer currently held by him.

(c)	Except as described in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.

(d)

To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

On March 15, 2021, certain stockholders of the Issuer, including the Reporting Person, entered into an agreement with respect to the Issuer’s Common Stock, through the date that is 180 days after the closing of the Business Combination (the “Lock-Up Agreement”) providing that they will not, subject to certain exceptions and early release provisions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, with respect to any shares of Issuer Common Stock held by them (such securities, collectively, the “Lock-Up Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the Reporting Person was granted relief from the restrictions of the Lock-Up Agreement to sell up to an aggregate of 568,525 shares of Issuer Common Stock, with such shares eligible for sale upon the effectiveness of the Resale Registration Statement described below, subject to compliance with applicable securities laws.

Registration Rights Agreement

On August 26, 2021, certain stockholders of Legacy IronNet and the Issuer, including the Reporting Person (together, the “Reg Rights Holders”), entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed that, within 30 days after the Closing Date, the Issuer will file with the SEC a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and the Issuer shall use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. Parties subject to the Registration Rights Agreement are entitled to customary “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

The foregoing descriptions of the Lock-Up Agreement and Registration Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to the text of such agreements (or the forms thereof). Such agreements (or the forms thereof) are attached hereto as exhibits and are incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

	Description	Incorporated by Reference
		Schedule / Form	File No.	Exhibit	Filing Date
A.	Form of Lock-up Agreement*

B.	Amended and Restated Registration Rights Agreement	8-K	001-39125	10.2	9/1/21

*Filed	herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021

/s/ Keith B. Alexander
KEITH B. ALEXANDER

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)